Filed Pursuant to Rule 424(b)(3)
Registration No. 333-172631

DSW Inc.
10,496,675 Class A Common Shares
without par value

________________

DSW Inc., an Ohio corporation (“DSW” or the “registrant”), may issue up to 10,496,675 class A common shares, without par value (the “Class A Common Shares”) in exchange for class B common shares, without par value (the “Class B Common Shares”). The Class B Common Shares were issued in connection with the merger of Retail Ventures, Inc., an Ohio corporation (“Retail Ventures”), with and into a wholly owned subsidiary of DSW, effective May 26, 2011 (the “Merger”). Holders of Class B Common Shares may convert, at their option, each Class B Common Share into one Class A Common Share.
Our Class A Common Shares are listed on the New York Stock Exchange under the symbol “DSW.” The closing market price of our Class A Common Shares on May 22, 2012 was $61.23 per share.
Our principal executive offices and headquarters are located at 810 DSW Drive, Columbus, Ohio 43219, and our telephone number is (614) 237-7100.

An investment in our Class A Common Shares involves a high degree of risk. Before investing in our Class A Common Shares, we recommend that you carefully read this entire prospectus, including the information under the heading “Risk Factors” on page 2 and the risk factors included in our filings made with the Securities and Exchange Commission that are incorporated by reference in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 1, 2012

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement hereto. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospectus may have changed since that date.

FORWARD-LOOKING STATEMENTS
This prospectus contains or incorporates by reference what we believe are “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained or incorporated by reference into this prospectus are based upon current plans, estimates, expectations and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to other factors discussed elsewhere in this report, including those factors described under “Risk Factors,” some important factors that could cause actual results, performance or achievements for DSW to differ materially from those discussed in forward-looking statements include, but are not limited to, the following:

•	our success in opening and operating new stores on a timely and profitable basis;

•	continuation of supply agreements and the financial condition of our leased business partners;

•	disruption of our distribution and fulfillment operations;

•	failure to retain our key executives or attract qualified new personnel;

•	our competitiveness with respect to style, price, brand availability, and customer service;

•	our reliance on our “DSW Rewards” program to drive traffic, sales, and loyalty;

•	maintaining good relationships with our vendors;

•	our ability to anticipate and respond to fashion trends;

•	fluctuation of our comparable sales and quarterly financial performance;

•	uncertain general economic conditions;

•	our reliance on foreign sources for merchandise and risks inherent to international trade;

•	risks related to our cash and investments;

•	the anticipated benefits of the merger with Retail Ventures taking longer to realize or not being achieved in their entirety; and

•	the realization of risks related to the Merger, including risks related to pre-merger Retail Ventures guarantees of certain Filene’s Basement leases.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results, performance or achievements may vary materially from what we have projected. Furthermore, new factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, DSW undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

ii

ABOUT THIS PROSPECTUS
This prospectus is part of a post-effective amendment to Form S-4 registration statement on a Form S-3 registration statement that we are filing with the Securities and Exchange Commission, or SEC (the “Form S-3 Registration Statement”). The Form S-3 Registration Statement registers 10,496,675 Class A Common Shares previously registered on a registration statement on Form S-4 (Registration No. 333-172631) in connection with the Merger. The 10,496,675 Class A Common Shares are issuable upon or in connection with the exchange of Class B Common Shares.
As permitted under the rules of the SEC, this prospectus incorporates important information about us that is contained in documents that we file with the SEC but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information.”
To the extent permitted by applicable law, rules or regulations, we may add, update or change the information contained in this prospectus by means of a prospectus supplement or post-effective amendments to the registration statement of which this prospectus forms a part, through filings we make with the SEC that are incorporated by reference into this prospectus, or by another method as may then be permitted under applicable law, rules, or regulations.
You should rely only on the information contained in this prospectus or any related prospectus supplement, including the content of all documents now or in the future incorporated by reference into the registration statement of which this prospectus forms a part. We are not making an offer of the Class A Common Shares to be issued under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Other than as required by law, we undertake no obligation to publicly update or revise such information, whether as a result of new information, future events or any other reason.
As used in this prospectus or any accompanying prospectus supplement, except as otherwise specified, all references to “DSW,” “registrant,” “Company,” “we,” “us,” “our,” and similar references are to DSW Inc., an Ohio corporation, and its consolidated subsidiaries.

iii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in or incorporated by reference into this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before investing in our Class A Common Shares. You should read this entire prospectus and the documents that we incorporate by reference into the prospectus, which documents are described under “Where You Can Find More Information” before making an investment decision. You should also carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”
DSW Inc.
DSW is a leading U.S. branded footwear specialty retailer operating 326 shoe stores in 40 states as of January 28, 2012. We offer a wide assortment of brand name and designer dress, casual and athletic footwear for women and men, as well as accessories through our DSW stores and dsw.com. We also offer kids’ shoes exclusively on dsw.com. In addition, we operate 336 leased departments for three other retailers as of January 28, 2012. Our typical customers are brand, value, quality and style-conscious shoppers who have a passion for footwear and accessories. Our core focus is to create a distinctive shopping experience that satisfies both the rational and emotional shopping needs of DSW customers by offering a vast, exciting assortment of in-season styles combined with the convenience and value they desire. Our stores average approximately 22,000 square feet and carry approximately 24,000 pairs of shoes. We believe this combination of assortment, convenience, and value differentiates us from our competitors and appeals to consumers from a broad range of socioeconomic and demographic backgrounds.

We were incorporated in the State of Ohio on January 20, 1969, and opened our first DSW store in Dublin, Ohio in 1991. In 1998, a predecessor of Retail Ventures purchased DSW and affiliated shoe businesses from Schottenstein Stores Corporation and Nacht Management, Inc. In July 2005, we completed an initial public offering of our Class A Common Shares, selling approximately 16.2 million shares.

On May 26, 2011, Retail Ventures merged with and into DSW MS LLC (“Merger Sub”), with Merger Sub surviving the Merger and continuing as a wholly owned subsidiary of DSW. Upon the closing of the Merger, each outstanding Retail Ventures common share was converted into 0.435 DSW Class A Common Shares, unless the holder properly and timely elected to receive a like amount of DSW Class B Common Shares. Each DSW Class B Common Shares is exchangeable into a DSW Class A common share on a one-for-one basis.

DSW Class A Common Shares are listed for trading on the NYSE under the symbol “DSW.”

To find out where you can obtain copies of our documents that have been incorporated by reference, see “Where You Can Find More Information.”
The Offering
The 10,496,675 Class A Common Shares included in this prospectus were originally registered on a registration statement on Form S-4 (Registration No. 333-172631) in connection with the Merger, and are issuable upon or in connection with the exchange of Class B Common Shares on a one-for-one basis at the option of any holder of Class B Common Shares. We will not receive any cash proceeds from the issuance of the Class A Common Shares in exchange for Class B Common Shares. In consideration for issuing the Class A Common Shares, we will receive in exchange the Class B Common Shares.

RISK FACTORS
Investing in our Class A Common Shares involves risk. Before making an investment decision, you should consider carefully all of the information set forth in this prospectus and the documents incorporated by reference into this prospectus, unless expressly provided otherwise, including, in particular, the risk factors described in our Annual Report on Form 10-K for the year ended January 28, 2012, and certain of our other filings with the SEC. These risks could materially affect our business, results of operations or financial condition and cause the value of our Class A Common Shares to decline.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Class A Common Shares in exchange for Class B Common Shares. In consideration for issuing the Class A Common Shares, we will receive in exchange an equal number of Class B Common Shares.

DESCRIPTION OF CAPITAL STOCK

The following information regarding the material terms of our capital stock is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, amended and restated code of regulations, and the relevant provisions of Ohio law.

General

Our authorized capital stock consists of:

•	170,000,000 class A common shares, without par value;

•	100,000,000 class B common shares, without par value; and

•	100,000,000 preferred shares, without par value.

 As of the date of this prospectus, no preferred shares are issued and outstanding. As of May 21, 2012, 33,760,555 class A common shares are issued, of which 33,760,555 shares are outstanding, and 10,155,453 class B common shares are issued, of which 10,155,453 shares are outstanding. Our class A common shares trade on the NYSE under the symbol “DSW.” Our class B common shares are not listed on any securities exchange or quoted on any national quotation system.

Common Shares — Class A and Class B

The holders of our class A common shares and our class B common shares have identical rights except (i) that holders of our class A common shares are entitled to one vote per share on all matters to be voted on by the shareholders, while holders of our class B common shares are entitled to eight votes per share on all matters to be voted on by the shareholders, voting together with the holders of our class A common shares as a single class, and (ii) holders of our class B common shares have the right to convert their class B common shares to class A common shares on a one-for-one basis at any time. The holders of common shares are not entitled to cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all our class A common shares and class B common shares present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred shares.

Holders of common shares have no pre-emptive rights, and the common shares are not subject to further calls or assessment by DSW. There are no redemption or sinking fund provisions applicable to the common shares.

Holders of our class A common shares and class B common shares will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred shares. Dividends consisting of our class A common shares and class B common shares may be paid only as follows: (i) dividends of class A common shares may be paid only to holders of class A common shares and dividends of class B common shares may be paid only to holders of class B common shares and (ii) shares will be paid proportionately with respect to each outstanding class A common share and class B common share.

Upon our liquidation, dissolution or winding up of affairs, our creditors and any holders of preferred shares will be paid before any distribution to holders of common shares. The holders of common shares would be entitled to receive a pro rata distribution of any excess amount. All outstanding common shares are fully paid and nonassessable.

The rights, preferences and privileges of holders of common shares are subject to, and may be adversely affected by, the rights of holders of any series of preferred shares which the board of directors may designate and issue in the future.

Preferred Shares

Our board of directors may fix by resolution the designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions of preferred shares, including the number of shares in any series, liquidation preferences, dividend rights, voting rights, conversion rights and redemption provisions. Terms selected could decrease the amount of earnings and assets available for distribution to holders of common shares or adversely affect the rights and power, including voting rights, of the holders of common shares without any further vote or action by the shareholders. Any series of preferred shares issued by our board of directors could have priority over the common shares in terms of dividend or liquidation rights or both. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could have the effect of delaying, deferring, or preventing a change of control of DSW or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of our common shares. There are currently no outstanding preferred shares. While we have no present intent to issue any preferred shares, any issuance could make it more difficult for a third party to acquire a majority of our outstanding voting shares.

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations and Ohio Law

Provisions of our Amended and Restated Articles of Incorporation and amended and restated code of regulations and of the Ohio Revised Code (“ORC”) summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

No Cumulative Voting.  Where cumulative voting is permitted, each share is entitled to as many votes as there are directors to be elected and each shareholder may cast all of his or her votes for a single candidate or distribute such votes among two or more candidates. Cumulative voting makes it easier for a minority shareholder to elect a director. Our Amended and Restated Articles of Incorporation expressly denies shareholders the right to cumulative voting.

Supermajority Vote to Remove Directors.  Our amended and restated code of regulations provides that the shareholders may remove a director only by the vote of the holders of not less than 75% of the voting power of DSW entitling them to elect directors in place of those to be removed.

Classified Board.  Our amended and restated code of regulations provides for the board of directors to be divided into three classes of directors serving staggered three-year terms when the authorized number of directors is nine or more. Because there are currently 11 members of the board of directors, approximately one-third of the board of directors will be elected each year.

     Authorized But Unissued Shares.  Our authorized but unissued common shares and preferred shares are available for future issuance without shareholder approval under Ohio law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our Amended and Restated Articles of Incorporation authorize the board of directors to issue up to 100 million preferred shares and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by the shareholders. The existence of authorized but unissued common shares and preferred shares could have the effect of delaying, deterring or preventing an attempt to obtain control of DSW by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Shareholders.  Our amended and restated code of regulations provides that special meetings of shareholders may be called only by:

•	the chairman of the board, the president, or in case of the president’s death or disability, the vice president authorized to exercise the authority of the president;

•	the directors by action at a meeting, or a majority of the incumbent directors acting without a meeting; or

•	the holders of at least 50% of all shares outstanding and entitled to vote thereat.

Actions by Written Consent.  Section 1701.54 of the ORC requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that under section 1701.11 of the ORC, a corporation’s code of regulations may be amended by an action by written consent of holders of two-thirds of the voting power of the corporation or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. Our amended and restated code of regulations provides that the code of regulations may be amended by an action by written consent of holders of a majority of the total of voting power of DSW common shares.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.  Our amended and restated code of regulations provides that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders must provide timely notice to us in writing. To be timely, a shareholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, or in the case of a special meeting, within seven days after we mail the notice of the date of the meeting or otherwise publicly discloses the date of the meeting). Our amended and restated code of regulations also prescribes the proper written form for a shareholder’s notice. These provisions may preclude shareholders from making nominations for directors at an annual or special meeting.

DSW Has Opted Out of the Ohio Control Share Acquisition Statute.  We have opted out of the application of section 1701.831 of the ORC, referred to as Ohio Control Share Acquisition Statute. This statute provides that, unless a corporation’s articles of incorporation or code of regulations provide that such section does not apply, notice and information filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of an issuer’s shares that would entitle the acquirer to exercise or direct the voting power of the issuer in the election of directors within any of the following ranges:

•	one-fifth or more but less than one-third of the voting power;

•	one-third or more but less than a majority of the voting power; and

•	a majority or more of the voting power.

DSW Has Opted Out of the Merger Moratorium Statute.  We have as opted out of the application of chapter 1704 of the ORC, referred to as the Merger Moratorium Statute. This statute prohibits certain transactions if they involve both the issuer and either a person who became the beneficial owner of 10% or more of the issuer’s shares without the prior approval of its board of directors or anyone affiliated or associated with such person, unless a corporation’s articles of incorporation or code of regulations provide that such statute does not apply. The prohibition imposed by chapter 1704 of the ORC is absolute for at least three years and continues indefinitely thereafter unless the transaction is approved by the holders of at least two-thirds of the voting power of the issuer or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders.

Amendments to DSW Amended Articles of Incorporation and Amended and Restated Code of Regulations

Our amended and restated code of regulations may be amended only by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of DSW, or without a meeting by the written consent of the holders of shares entitling them to exercise a majority of the voting power of DSW. Our Amended and Restated Articles of Incorporation may be amended according to the provisions of the ORC, except that notwithstanding any provision of the ORC requiring for any purpose the vote of holders of shares entitling them to exercise two-thirds or any other proportion (but less than all), of the voting power of DSW or any class or classes of shares thereof, a majority of the voting power of DSW or of any class or classes will instead be required.

PLAN OF DISTRIBUTION

Class B Common Shares received in the Merger may be freely exchanged for Class A Common Shares on a one-for-one basis.

LEGAL MATTERS

The validity of the Class A Common Shares in this offering will be passed upon for us by Porter Wright Morris & Arthur, LLP.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from DSW Inc.’s Annual Report on Form 10-K, and the effectiveness of DSW Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file with the SEC our proxy statement and other information, and annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, which we refer to as the Exchange Act. We make available on or through our website, www.dswinc.com, free of charge, copies of these statements and reports as soon as reasonably practicable after we electronically file or furnish them to the SEC. You may also request copies of such documents by contacting us at (614) 237-7100. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including DSW. The SEC’s Internet site can be found at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We incorporate by reference into this prospectus the following documents (SEC file number 001-32545) that have been filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 (filed on March 27, 2012);

•	our Current Reports on Form 8-K, dated March 1, 2012 (filed March 1, 2012), dated March 14, 2012 (filed March 15, 2012), and dated April 5, 2012 (filed April 5, 2012); and

•
the description of our Class A Common Shares that is contained in our registration statement on Form 8-A filed with the Commission on June 23, 2005, under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.
We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus. Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. Requests should be directed to:
DSW Inc.
810 DSW Drive
Columbus, Ohio 43219
Attn: Corporate Secretary
(614) 237-7100